

November 18, 2010

Kalia Weintraub
Chief Financial Officer
Ellomay Capital Ltd.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881, Israel

     Re: **Ellomay Capital Ltd.**
           Form 20-F for the fiscal year ended December 31, 2009
           Filed March 10, 2010
           File No. 000-26498

Dear Ms. Weintraub:

We have reviewed your filings and correspondence dated November 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 18. Financial Statements

1.   We note your response to our comment 2. However, it continues to be unclear why you did not report discontinued operations upon the disposal of your entire operations. Please note that the definition of a component of an entity as outlined in ASC 205-20-20 comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. We note that the agreement with HP contemplated the sale of all operating assets and liabilities relating to the business and excluded non-operating

assets and liabilities. As such, it remains unclear why you were unable to distinguish cash flows of the operations sold to HP from the non-operating components retained. Please further advise.

<u>Exhibits</u>

2.   We note your response to prior comment 4 and your November 12, 2010 amendment to your Form 20-F for the fiscal year ended December 31, 2009. It is unclear to us why you did not file the complete versions of Exhibits 4.10 and 4.11 as part of this recent Form 20-F amendment. Please file the complete versions of Exhibits 4.10 and 4.11. We may have further comment after reviewing these exhibits in their entirety.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551- 3635 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief